Sheet1

FINAL Proxy Results - Cluster D
First Meeting Date: 12/21/00
Record Date: 10/30/2000
As of: 12/21/00
FUNDS	2. Proposal to select Deloite & Touche LLP to serve a independent auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
ML World Income
For	29,750,162	98.38	91.76	28,819,137	95.30	88.89
Against	150,320	0.49	0.46	570,489	1.88	1.75
Abstain	338,230	1.11	1.04	849,086	2.80	2.61

Last Updated on 02/26/2001
By MLMAG